FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding external guarantee by subsidiary and connected transaction of Huaneng Power International, Inc. (the Registrant”); and

2.          An announcement regarding continuing connected transactions;

Each made by the Registrant on December 13,  2017.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code:  902)

EXTERNAL GUARANTEE BY SUBSIDIARY AND CONNECTED TRANSACTION

On 28 September 2017, Huaneng Group entered into a Guarantee Contract with ICBC. Huaneng Group agreed to provide guarantee for the working capital loan in amount of US$100 million which is provided to Pakistan Company, a subsidiary of Shandong Company which is a controlled subsidiary of the Company. Upon consideration and approval of the Guarantee at the general meeting of the Company, Shandong Company intends to sign the Confirmation Letter, confirming that it will undertake the obligations of Huaneng Group under the Guarantee Contract from the issuance date thereof. According to the terms of the Confirmation Letter, the guaranteed debt undertaken by Shandong Company only includes the guaranteed debt demanded for repayment by the loan lender upon and after the Confirmation Letter is issued. The guaranteed debt demanded for repayment by the loan lender prior to the date of the Confirmation Letter shall still be borne by Huaneng Group.

The Guarantee is entered into on normal commercial terms, and the guarantee provided by Huaneng Group to a subsidiary of the Company does not involve any pledge of assets. Under Rule 14A.90 of the Hong Kong Listing Rules, the guarantee provided by Huaneng Group to a subsidiary of the Company shall be exempt from reporting, announcement and independent shareholders’ approval requirements.

According to the Hong Kong Listing Rules, the Guarantee involves a subsidiary of the Company undertaking the guarantee provided by Huaneng Group for Pakistan Company. As Huaneng Group is a connected person of the Company, the Guarantee constitutes a connected transaction under the Hong Kong Listing Rules. Since the transaction scale of the Guarantee does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Guarantee shall only be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but is exempt from the independent shareholders’ approval requirement.

According to the Shanghai Listing Rules, as the gearing ratio of Pakistan Company exceeds 70%, the Guarantee has to be submitted to the general meeting of the Company for consideration and approval. Huaneng Group and its associates will abstain from voting on the relevant resolution at the general meeting. The Company shall hold a general meeting as soon as possible and submit the aforesaid resolution for consideration and approval.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP, SHANDONG COMPANY AND PAKISTAN COMPANY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of publication of this announcement, the controlled generation capacity is 102,502 MW and the equity based generation capacity is 91,938 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments, development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 33.33% equity interest in the Company. Huaneng Group also holds a 10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), and a 0.49% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlled subsidiary of Huaneng Group).

Shandong Company is a controlled subsidiary of the Company.

Pakistan Company is funded and established jointly by Shandong Company and Shandong Ruyi Technology Group in May 2014. Shandong Company holds a 50% equity interest in Pakistan Company. The registered address of Pakistan Company is in Lajar, Pakistan, and the scope of operation is production and sales of electricity, gas and related by-products. As at 30 November 2017, total assets in the financial statements of Pakistan Company amounted to RMB13.415 billion, total liabilities amounted to RMB11.034 billion (among which, total bank borrowings were RMB10.325 billion and current liabilities were RMB1.996 billion), net assets amounted to RMB2.382 billion, operating income amounted to RMB494 million and net profit was RMB75 million.

DESCRIPTION OF THE CONNECTED TRANSACTION

On 28 September 2017, Huaneng Group entered into a Guarantee Contract with ICBC. Huaneng Group agreed to provide guarantee for the working capital loan in the amount of US$100 million which is provided to Pakistan Company, a subsidiary of Shandong Company which is a controlled subsidiary of the Company. Upon consideration and approval of the Guarantee at the general meeting of the Company, Shandong Company intends to sign the Confirmation Letter, confirming to ICBC, Huaneng Group and Shangdong Ruyi Technology Group that it will undertake the obligations of Huaneng Group under the Guarantee Contract from the issuance date thereof.

According to the Confirmation Letter, subject to consideration and approval of the Guarantee at the general meeting of the Company, Shandong Company will undertake the obligations of Huaneng Group under the Guarantee Contract from the issuance date of the Confirmation Letter. The guaranteed debt undertaken by Shandong Company only includes the guaranteed debt demanded for repayment by the loan lender upon and after the Confirmation Letter is issued. The guaranteed debt demanded for repayment by the loan lender prior to the date of the Confirmation Letter shall still be borne by Huaneng Group.

According to the Guarantee Agreement, the guarantee is given on a joint and several liability basis, and the principal claim is 50% of the claims incurred between the creditor, ICBC and Pakistan Company under the loan agreement executed on 28 September 2017, and such amount shall not be more than US$100 million. Shandong Ruyi Technology Group, the other shareholder of Pakistan Company, shall undertake the guarantee obligation for the remaining 50% debt under the loan agreement.

PURPOSE OF THE CONNECTED TRANSACTION AND IMPACT TO THE COMPANY

Pakistan Company plans to borrow US$200 million working capital loan from ICBC for its operating and development needs for a period of one year. Shandong Company and Shandong Ruyi Technology Group, according to their proportion of shareholding, each shall bear the guarantee obligation for US$100 million debt. Considering that under the Shanghai Listing Rules, the guarantee provided by Shandong Company shall be subject to approval at the general meeting of the Company. In order to enable Pakistan Company to start commercial operation earlier, Huaneng Group has agreed to provide US$100 million finance guarantee to Pakistan Company in advance. The above loan and guarantee were implemented on 30 September 2017. Upon communication between Shandong Company and ICBC, ICBC agreed in principle to change the guarantor from Huaneng Group to Shandong Company. The Board of Directors of the Company believes that Pakistan Company will be able to repay the loan of US$200 million on schedule and will not pose guarantee risk to Shandong Company and Shandong Ruyi Technology Group.

The Guarantee will not cause any material impact on the financial position of the Company and will not prejudice the interests of the Company and its shareholders.

IMPLICATION UNDER THE HONG KONG LISTING RULES

The Guarantee is entered into on normal commercial terms, and the guarantee provided by Huaneng Group to a subsidiary of the Company does not involve any pledge of assets. Under Rule 14A.90 of the Hong Kong Listing Rules, the guarantee provided by Huaneng Group to a subsidiary of the Company shall be exempt from reporting, announcement and independent shareholders’ approval requirements.

According to the Hong Kong Listing Rules, the Guarantee involves a subsidiary of the Company undertaking the guarantee provided by Huaneng Group for Pakistan Company. As Huaneng Group is a connected person of the Company, the Guarantee constitutes a connected transaction under the Hong Kong Listing Rules. Since the transaction scale of the Guarantee does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Guarantee shall only be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but is exempt from the independent shareholders’ approval requirement.

According to the Shanghai Listing Rules, as the gearing ratio of Pakistan Company exceeds 70%, the Guarantee has to be submitted to the general meeting of the Company for consideration and approval. Huaneng Group and its associates will abstain from voting on the relevant resolution at the general meeting. The Company shall hold a general meeting as soon as possible and submit the aforesaid resolution for consideration and approval.

The Board of Directors of the Company has approved the resolution regarding the Shandong Company undertaking the guarantee for the working capital loan for the Sahiwal project in Pakistan. Messrs. Cao Peixi, Liu Guoyue, Fan Xiaxia, Huang Jian and Wang Yongxiang, all being Directors of the Company having connected relationship, abstained from voting on the Board resolution relating to the transaction. The resolution was voted by Directors who are not connected to the transaction. The Directors (including independent non-executive Directors) are of the view that the Confirmation Letter in relation to the Guarantee were entered into: (i) on normal commercial terms; (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole; and (iii) in the ordinary and usual course of business of the Company.

DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Company”	Huaneng Power International, Inc.

“Confirmation Letter”
the Confirmation Letter to be issued to ICBC, Huaneng Group and Shandong Ruyi Technology Group by Shandong Company in respect of the Guarantee Contract upon consideration and approval of the Guarantee by the general meeting of the Company

“Directors”	the directors (including independent non-executive directors) of the Company

“Guarantee”
Shandong Company shall undertake to provide the guarantee as provided by Huaneng Group to Pakistan Company for the working capital loan in the amount of US$100 million, in accordance with the terms and conditions of the Guarantee Contract and the Confirmation Letter

“Guarantee Contract”
the Guarantee Contract between China Huaneng Group and Industrial and Commercial Bank of China Limited entered into between Huaneng Group and Industrial and Commercial Bank of China Limited on 28 September 2017

“HIPDC”	Huaneng International Power Development Corporation

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited

“Huaneng Group”	China Huaneng Group

“ICBC”	Industrial and Commercial Bank of China Limited

“PRC” or “China”	the People’s Republic of China

“RMB”	the lawful currency of the PRC

“Pakistan Company”	Huaneng Shandong Ruyi (Pakistan) Energy (Private) Limited

“Shandong Company”	Huaneng Shandong Power Generation Co., Ltd.

“Shandong Ruyi Technology Group”	Shandong Ruyi Technology Group Co., Ltd.

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
13 December 2017

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONTINUING CONNECTED TRANSACTIONS

HUANENG GROUP FRAMEWORK AGREEMENT

On 12 December 2017, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2018 and expiring on 31 December 2018. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of fuel and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services; (vi) sale of products; (vii) purchase of electricity; (viii) sale of electricity; and (ix) purchase of heat. Such transactions will be conducted on an on-going basis and constitute continuing connected transactions under the Hong Kong Listing Rules. Among those nine types of transactions, since the transaction scales in relation to the purchase of fuel and transportation services and the sale of products exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, such transactions shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The transaction scale of each of the remaining seven types of transactions does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus such transactions shall only be subject to the reporting, annual review and announcement requirements under Rules 14A.55 to 14A.59 and Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but are exempt from the Independent Shareholders’ approval requirement.

HEBEI HANFENG FRAMEWORK AGREEMENT

Pursuant to the Shanghai Listing Rules, Hebei Hanfeng is a related party of the Company. However, under Chapter 14A of the Hong Kong Listing Rules, Hebei Hanfeng does not constitute a connected person of the Company. Under Chapter 14 of the Hong Kong Listing Rules, the purchase of electricity from Hebei Hanfeng and its subsidiaries and associates by the Company and its subsidiaries under the

Hebei Hanfeng Framework Agreement does not reach the disclosure threshold, the Company therefore only makes simultaneous disclosure in light of the Company’s announcement disclosed on the Shanghai Stock Exchange.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an extraordinary general meeting in January 2018 to table the relevant resolutions to seek the approval from the Independent Shareholders of (among others) the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement.

The Independent Board Committee of the Company will advise the Independent Shareholders on the transactions relating to the purchase of fuel and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the transactions of purchase of fuel and transportation services and sale of products (including the respective proposed caps) under the Huaneng Group Framework Agreement.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall dispatch a circular containing further details regarding the continuing connected transactions under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and opinion of the Independent Financial Adviser to the shareholders as soon as possible, but in any event not later than 12 January 2018.

RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP AND HEBEI HANFENG

Relationship Between the Company and Huaneng Group

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 102,502 MW and equity-based generation capacity of 91,938 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the date of issue of this announcement, HIPDC, being the direct controlling shareholder of the Company, holds 33.33% of the total equity interest in the Company, while Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC. In addition, Huaneng Group holds a

10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group) and a 0.49% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Group is the ultimate controlling shareholder of the Company.

Under Chapter 14A of the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, and are subject to the relevant disclosure and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

Relationship Between the Company and Hebei Hanfeng

Hebei Hanfeng is a company incorporated in the PRC, the principal business of which is owning, constructing, operating and managing Hanfeng power plant and sale of power generated by the power plant. He Yong, chief engineer of the Company, is the chairman of Hebei Hanfeng. Pursuant to the Shanghai Listing Rules, Hebei Hanfeng is a related party of the Company.

I.	HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 5 December 2016 (the “2017 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2017. The 2017 Huaneng Group Framework Agreement will expire on 31 December 2017. In order to continue the relevant transactions, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group on 12 December 2017 for a term commencing on 1 January 2018 and expiring on 31 December 2018.

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries have to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction works for power plants. Pursuant to the provisions of the 2017 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2017 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2017 was set at RMB1.4 billion. During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB214 million.

It is estimated that by the end of 2017, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2017. The difference between the estimated transaction amount and the actual transaction amount was primarily due to the scale-down of the newly acquired thermal power projects of the Company for 2017 as compared with the previous year, attributable to the adjustment according to the actual overall business scale and operation of the Company and market changes. For 2018, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB1.6 billion. Such cap is estimated on the basis of the overall business scale and operation of the power plants of the Company and its subsidiaries, while taking into account at the same time the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under

Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rules 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2018 exceeds the above cap (i.e. RMB1.6 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(2)	Purchase of fuel and transportation services

The Company’s main fuel for power generation is coal. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pursuant to the provisions of the 2017 Huaneng Group Framework Agreement with respect to the purchase of fuel and transportation services in 2017 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2017 was set at RMB38.7 billion. During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount (unaudited) for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB17.732 billion. It is estimated that by the end of 2017, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2017. The difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustment according to the actual operations of the Company and market changes; and the changes in the coal market and transportation market as compared with expectation, resulting in a substantial difference between the estimated transaction amount and the actual transaction amount.

The cap of the transaction amount for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2018 is estimated to be RMB35.9 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the overall business scale and operation of the power plants of the Company and its subsidiaries according to market expectation, while taking into account at the same time the ability of

Huaneng Group and its subsidiaries and associates to offer favourable prices on bulk purchases of coal and transportation services, resulting in a substantial difference between the estimated transaction amount for 2018 and actual transaction amount for 2017.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The Directors are of the view that the transactions for the purchase of fuel and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly including power transmission and transformation assets, vessels, land and office spaces for power plants, etc.) from Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2017 Huaneng Group Framework Agreement with respect to the leasing of facilities, land and office spaces in 2017 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2017 was set at RMB300 million. During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was approximately RMB175 million. It is estimated that by the end of 2017, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2017. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2018 is estimated not to exceed RMB300 million. The estimate of such cap amount is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leased facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of leased facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into in future pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2018 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance services for power plants’ monitoring systems, real-time consolidation of project data, trial run of generating units, supervision of manufacture of facilities for construction works in progress and insurance services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/ production related services to Huaneng Group and its subsidiaries and associates. Pursuant to the 2017 Huaneng Group Framework Agreement, the cap for the aggregate transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for 2017 was set at RMB2.4 billion. During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount (unaudited) for the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB615 million. It is estimated that by the end of 2017, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2017. The difference between the estimated transaction amount and the actual transaction amount was primarily due to the fact that adjustments were made to the projected transactions based on the Company’s actual business scale and operation as a whole and the changes in market conditions.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2018 is estimated not to exceed RMB2.1 billion. The estimate of such cap is based on the one hand on the existing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates. On the other hand it also took into consideration the policies which are to be promulgated by the State.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices to the Company and its subsidiaries. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy in power plants, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and comprehensive power station-specific technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the provision of relevant production and operation services to Huaneng Group and its subsidiaries and associates can bring operational benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2018 exceeds the above cap (i.e. RMB2.1 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5)	Provision of entrusted sale services

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involve mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Where the Company and its subsidiaries generate electricity under the quota of and in substitution for Huaneng Group and its subsidiaries and associates, payments under such transactions will be settled in two ways: (1) power generation, the Company and its subsidiaries shall settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; and (2) upon power generation, Huaneng Group and its subsidiaries and associates shall settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries. During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount for the provision of entrusted sale services between Huaneng Group and its subsidiaries and associates and the Company and its subsidiaries was RMB0. For 2018, the transaction amount with respect to such entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB900 million. Such cap is estimated on the basis of the expanded scale of electricity transactions in the market due to the continuous electricity market reform.

In order to increase electricity output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants already closed or still in operation at the place where they are located (including connected persons and non-connected persons). The advantage of Huaneng Group and its subsidiaries and associates in the provision of substituted power generation is that they charge higher tariffs so that the Company and its subsidiaries can produce a higher marginal contribution; besides, Huaneng Group and its subsidiaries and associates maintain good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services by Huaneng Group and its subsidiaries and associates for the Company and its subsidiaries are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2018 exceeds the above cap (i.e. RMB900 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and other related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and other related products. Pursuant to the 2017 Huaneng Group Framework Agreement, the cap of the aggregate transaction amount with respect to the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for 2017 was set at RMB3.6 billion. During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount (unaudited) for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB294 million. It is estimated that by the end of 2017, the actual aggregate transaction amount will not exceed the anticipated transaction amount or 2017. The difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustment to transactions according to the changes in coal demand by certain power plants of Huaneng Group and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2018 is estimated to be RMB3.6 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such estimate of the cap amount is based on the expectation of the coal market for the coming year, the estimated demand by power plants of Huaneng Group and its subsidiaries, taking into account the advantage of scale procurement in terms of cost control and the significant difference between the estimated transaction amount for 2018 and the actual transaction amount for 2017.

The Board is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules as well as the Independent Shareholders’ approval requirements. The Company has conducted a detailed survey in respect of its short-term and long-term operation on sale of coal. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(7)	Purchase of electricity

The electricity purchase by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by the government organisations in their respective regions. During the period from 1 January 2017 to 31 October 2017, the transaction amount (unaudited) in respect of the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB56 million. For 2018, the transaction amount with respect to purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is estimated to be RMB900 million. Such cap is estimated on the basis of the operation targets of electricity sales companies of the Company to be achieved, in accordance with the rules of market exchange promulgated by the government and based on the principle of maximising the interests of the Company, the electricity sales companies of the Company purchase electricity from power plants of connected persons or sales companies.

Pursuant to the current transaction settlement method, the Company and its subsidiaries purchase electricity from power plants of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies and settle through the grid enterprises in accordance with the contractual agreements between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of electricity from Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2018 exceeds the above cap (i.e. RMB900 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(8)	Sale of electricity

The electricity sale by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by the government organisations in their respective regions. During the period from 1 January 2017 to 31 October 2017, the transaction amount in respect of the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was approximately RMB0. For 2018, the transaction amount with respect to sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is estimated to be RMB100 million. Such cap is estimated on the basis of the operation targets of power plants and electricity sales companies of the Company to be achieved and the principle of maximising the Company’s interests, according to the trading rules promulgated by the government, sale of electricity to power-consuming enterprises or electricity sales companies of connected persons by power plants or electricity sales companies of the Company.

Pursuant to the current transaction settlement method, the Company and its subsidiaries sell electricity to users of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies, and settle through the grid enterprises in accordance with the contractual agreement between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of electricity to Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2018 exceeds the above cap (i.e. RMB100 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(9)	Purchase of heat

The Company and its subsidiaries purchase heat from Huaneng Group and its subsidiaries and associates, mainly include purchase of thermal products such as industrial steam and hot water produced by power plants and thermal enterprises.

During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount (unaudited) for the purchase of heat by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB45 million. For 2018, the transaction amount with respect to such purchase of heat between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB800 million. The estimate of such cap amount is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, and the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time Huaneng Group and its subsidiaries can minimise the management and operational costs of the Company and its subsidiaries, and thereby improving the sales performance of the Company.

The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of heat from Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2018 exceeds the above cap (i.e. RMB800 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(10)	Trust loans and entrusted loans

The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; and (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The cap of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed for 2018 is expected to be RMB200 million and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received for 2018 is expected to be RMB5 billion (maximum daily balance of the loan).

Given that the trust loans and entrusted loans are obtained by the Company and its subsidiaries from or through Huaneng Group and its subsidiaries and associates on normal commercial terms which are comparable to or more favourable than those available from independent third parties for similar services in the PRC and that no security is granted over the assets of the Company and its subsidiaries in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules. The Company therefore only makes disclosure in light of the Company’s announcement disclosed on the Shanghai Stock Exchange.

Board’s Confirmation

The Board of the Company has considered and approved the Huaneng Group Framework Agreement and the transactions and estimates of relevant amounts of the transactions under each of such agreements. Pursuant to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Liu Guoyue, Fan Xiaxia, Huang Jian and Wang Yongxiang, all being directors of the Board of the Company being regarded as having a material interest in the continuing connected transactions given their management positions in Huaneng Group or its associates, abstained from voting on the board resolutions relating to the execution of such agreements. The resolution was voted by directors who are not connected to the transactions.

II.	HEBEI HANFENG FRAMEWORK AGREEMENT

Upon the approval from the Board, the Company entered into Hebei Hanfeng Framework Agreement with Hebei Hanfeng on 12 December 2017 for an effective period from 1 January 2018 to 31 December 2018. Pursuant to the Hebei Hanfeng Framework Agreement, the Company and its subsidiaries shall purchase electricity from Hebei Hanfeng and its subsidiaries and associates. During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount for the purchase of electricity by the Company and its subsidiaries from Hebei Hanfeng and its subsidiaries and associates was approximately RMB0. The cap of the transaction amount for purchase of electricity by the Company and its subsidiaries from Hebei Hanfeng and its subsidiaries and associates pursuant to the Hebei Hanfeng Framework Agreement in 2018 is estimated to be RMB600 million. Such cap is estimated on the basis of the operation targets of electricity sales companies of the Company to be achieved and the principle of maximising the Company’s interests, according to the trading rules promulgated by the government, purchase of electricity from power plants or electricity sales companies of connected persons by electricity sales companies of the Company.

Pursuant to the Hebei Hanfeng Framework Agreement, the relevant purchase price of electricity are agreed and confirmed by both parties and negotiated at arm’s length terms, taking into account the then prevailing market conditions; but when an actual transaction is made, in any event the terms offered by Hebei Hanfeng including its subsidiaries and associates to the Company and its subsidiaries shall be no less favourable than those offered to the Company and its subsidiaries by an independent third party for purchase of electricity.

The Company and its subsidiaries will sign necessary written agreements on specific transactions with Hebei Hanfeng and its subsidiaries and associates within the range set by the Hebei Hanfeng Framework Agreement according to actual conditions, and pay the relevant purchase price of electricity based on the agreed method set forth in the relevant agreements.

The Board of the Company has considered and approved the Hebei Hanfeng Framework Agreement and the transactions and estimates of relevant caps of the transactions under such agreement. The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of electricity from Hebei Hanfeng and its subsidiaries and associates by the Company and subsidiaries pursuant to the Hebei Hanfeng Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

Pursuant to the Shanghai Listing Rules, Hebei Hanfeng is a related party of the Company. However, under Chapter 14A of the Hong Kong Listing Rules, Hebei Hanfeng does not constitute a connected person of the Company. Under Chapter 14 of the Hong Kong Listing Rules, the purchase of electricity from Hebei Hanfeng and its subsidiaries and associates by the Company and its subsidiaries under the Hebei Hanfeng Framework Agreement does not reach the disclosure threshold, the Company therefore makes simultaneous disclosure in light of the Company’s announcement disclosed on the Shanghai Stock Exchange.

FAIRNESS OF THE CONTINUING CONNECTED TRANSACTIONS UNDER THE HUANENG GROUP FRAMEWORK AGREEMENT AND THE HEBEI HANFENG FRAMEWORK AGREEMENT AND THEIR IMPACT ON THE INDEPENDENCY OF THE COMPANY

The Huaneng Group Framework Agreement and the Hebei Hanfeng Framework Agreement are signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and Hebei Hanfeng and their subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and Hebei Hanfeng and their subsidiaries and associates within the range set by the above-stated Framework Agreement according to actual conditions, and pay and/or charge the relevant prices/fees/interests based on the agreed method set forth in the relevant agreements.

The Company will, through the Huaneng Group Framework Agreement and the Hebei Hanfeng Framework Agreement and a series of management arrangements in accordance with the regulatory requirements, maintain its independency in decision-making, the fairness of the prices of the transactions as well as the flexibility of the Company in connected transactions so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the Hebei Hanfeng Framework Agreement and the continuing connected transactions thereunder are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has a complete business system and the ability to operate independently facing the market, therefore the above-stated framework agreements and the continuing connected transactions contemplated thereunder do not affect the independency of the Company.

MEASURES TO SAFEGUARD THE INTEREST OF THE INDEPENDENT SHAREHOLDERS

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and Hebei Hanfeng and each of their subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transactions contemplated under the Huaneng Group Framework Agreement and the Hebei Hanfeng Framework Agreement are conducted on a non-exclusive basis;

•
for transactions relating to the purchase of ancillary equipment and parts, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that the Company will, from time to time, obtain quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximising the Company’s interest in the transaction and at the same time reduce the Company’s time and costs of transaction;

•
for transactions in relation to the purchase of fuel and coal transportation services, the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, listed prices at major coal production localities, inland coal transaction price indices, aximi price indices, domestic futures indices, global coal prices, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http://www.cctd.com.cn), China Coal Resources website 中國煤炭資源網 (http://www.sxcoal.com), Qinhuangdao Coal website 秦皇島煤炭網 (http://www.cqcoal.com), Qinhuangdao Shipping website 秦皇島海運網 (http://www.osc.org.cn), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly and monthly prices of coal based on aximi and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company’s suppliers (including Huaneng Group and its subsidiaries and associates) will be invited to provide coal quotations within the range of the guidance procurement price. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition on prices;

•
for transactions in relation to the purchase of fuel and coal transportation services, the “market conditions” relied upon in developing the Company’s procurement strategies can principally be summarised in the following manner: (i) changes in the prices of coal; (ii) aspects on coal transportation, including status on ship transportation at port (e.g. in circumstances where the northern ports such as Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (e.g. where the northern regions are affected by seasonal rain/snow); (iii) production condition (e.g. where major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or where the import of coal from coal production areas like Indonesia, Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including changes in the inventory at major ports and where power enterprises and coal companies run low in stock; and (v) status on changes in policy. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on the volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies;

•
for transactions in relation to leasing of power transmission and transformation assets, the lease by the Company and its subsidiaries of such facilities from Huaneng Group and its subsidiaries and associates is based on arm’s length terms. The leasing fee payable is principally to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. Such leasing fee has been adopted for use since 2004 and has not been adjusted on account of inflation or other factors during such period. For transactions in relation to the leasing of land and office spaces, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is publicly available information), and/or consult reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department in the legal aspects and approved by the contract management department;

•
for transactions in relation to provision of technical services, engineering contracting services and other services, the Company will conduct such transactions according to the relevant procurement management rules, and will from time to time obtain quotations from suppliers of scale (including Huaneng Group and its subsidiaries and associates), and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries in conducting such procurements. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties to perform the contract and to provide follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest;

•
for transactions in relation to the provision of entrusted sale services, it is formulated in tandem with the State’s electricity system reform policies. Through the centralised coordination, the Company will conduct the transactions in accordance with the implementation rules governing substitution of power generation in the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of the Company’s generating units and the actual changes in the market;

•
for transactions in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct of coal sale transactions between the fuel company and related power plants. In circumstances where there is a severe shortage in the level of inventory in the power plants, the Company will, on condition that the Company’s own power plants are preserved with sufficient coal supply, sell part of the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will, through the information collection channels mentioned in transaction regarding purchase of fuel and coal transportation services above, with reference to the then market conditions and in conjunction with the costs for coal purchase by the fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit;

•
purchase of electricity transactions will be conducted in accordance with the rules of market exchange promulgated by the government and based on the operation targets of power plants and electricity sales companies of the Company to be achieved and the principle of maximising the interests of the Company, and if the electricity sales companies of the Company purchase electricity from power plants or electricity sales companies of connected persons, the transaction pricing for purchase of electricity from connected persons will be similar to the average price level of similar transactions in the market;

•
the sale of electricity transactions will be conducted in accordance with the rules of market exchange promulgated by the government and based on the operation targets of power plants and electricity sales companies of the Company to be achieved and the principle of maximising the interests of the Company, and if the power plants or electricity sales companies of the Company sell electricity to power-consuming enterprises or electricity sales companies of connected persons, the transaction pricing for sale of electricity to connected persons will be similar to the average price level of similar transactions in the market;

•
the purchase of heat transactions will be conducted in strict compliance with the management regulations of the Company and the internal control requirements. Meanwhile, the Company will closely monitor the changes in demand and supply in the heat market, and timely follow and collect latest information on market condition as a guidance for the Company to analyze the demand and supply in the heat market. Adjustment will then be made in a timely manner according to the operating scale of the Company and actual conditions. Also, the transaction results will be explained and disclosed in a timely manner, so as to ensure the interests of the Company being maximised;

•
the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non- executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the conduct of purchase of fuel and transportation services and sale of products (including the respective proposed caps) by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement require Independent Shareholders’ approval. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company proposes to convene an extraordinary general meeting in January 2018 to seek approval from Independent Shareholders on (among others) the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement. Huaneng Group and its associates (holding an aggregate of 7,167,926,520 ordinary shares in the Company, representing approximately 47.16% of the total issued shares of the Company as at the date of this announcement) will abstain from voting on the resolutions, among others, with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement at such extraordinary general meeting, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the transactions regarding purchase of fuel and transportation services and sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders regarding the purchase of fuel and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, further details of the continuing connected transactions for the purchase of fuel and transportation services and sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and opinion of the Independent Financial Advisor to the shareholders as soon as possible but in any event not later than 12 January 2018.

Under the Hong Kong Listing Rules, the Independent Financial Adviser is required to opine only on the continuing connected transactions relating to the purchase of fuel and transportation services and sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, in which case, the Independent Financial Adviser will not provide opinions on the other transactions contemplated under the Huaneng Group Framework Agreement (collectively, the “Other Transactions”). Notwithstanding such arrangement, the Company still plans to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“Company”	Huaneng Power International, Inc.

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Directors”	the directors of the Company

“Hebei Hanfeng”	Hebei Hanfeng Power Generation Limited Liability Company

“Hebei Hanfeng Framework Agreement”
the framework agreement on the continuing connected transactions for 2018 between Huaneng Power International, Inc. and Hebei Hanfeng entered into between the Company and Hebei Hanfeng on 12 December 2017

“HIPDC”	Huaneng International Power Development Corporation

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Huaneng Finance”	China Huaneng Finance Corporation Limited

“Huaneng Group”	China Huaneng Group

“Huaneng Group Framework Agreement”
the framework agreement on the continuing connected transactions for 2018 between Huaneng Power International, Inc. and China Huaneng Group entered into between the Company and Huaneng Group on 12 December 2017

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited

“Independent Board Committee”
a committee of the Board established for the purpose of considering the transaction regarding the purchase of fuel and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement comprising independent non-executive Directors who are independent of these transactions

“Independent Financial Adviser”, “Gram Capital”
Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the Securities and Futures Ordinance (Cap.571 of the laws of Hong Kong), an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the transaction regarding the purchase of fuel and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates

“PRC”	The People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules By

Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
13 December 2017

-  24  -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     December 13, 2017